

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2025

Michael J. Gerdin
Chairman, President and Chief Executive Officer
Heartland Express, Inc.
901 Heartland Way
North Liberty, IA 52317

      Re: Heartland Express, Inc.
             Registration Statement on Form S-3
             Filed February 18, 2025
             File No. 333-285031

Dear Michael J. Gerdin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja Majmudar at 202-551-3844 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Heidi Hornung-Scherr